This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

October 28, 2003.

3.

Press Release

The press release was issued on October 28, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) reports an update on the 14,000 meter drill program currently underway at its 90% owned Bisha Project in Eritrea. Initial diamond drilling at the previously untested NW Zone has intersected significant widths of volcanogenic massive sulphides. The NW Zone has now been traced over a strike length of 150 meters and is still open to the north and south. Initial interpretations indicate that the massive sulphides are hosted by a synclinal structure similar to that seen at the Bisha Main Zone. The NW Zone is located approximately 1.7 kilometers to the northwest of the Main Bisha Zone.

Massive sulphide mineralization has also been intersected in all holes drilled  at the south end of the Main Zone up to 200 metres south of the last intersection drilled in the previous drill program. No assay results have been received to date. Samples for assay are being prepared in the on-site laboratory and have been shipped to Vancouver for assay. Results should be available by mid to end of November.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on October 28, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

MASSIVE SULPHIDES INTERSECTED INDICATING NEW DISCOVERYAT NW ZONE, BISHA PROPERTY, ERITREA

October 28, 2003

Nevsun Resources Ltd. (NSU-TSX) reports an update on the 14,000 meter drill program currently underway at its 90% owned Bisha Project in Eritrea. Initial diamond drilling at the previously untested NW Zone has intersected significant widths of volcanogenic massive sulphides. The NW Zone has now been traced over a strike length of 150 meters and is still open to the north and south. Initial interpretations indicate that the massive sulphides are hosted by a synclinal structure similar to that seen at the Bisha Main Zone. The NW Zone is located approximately 1.7 kilometers to the northwest of the Main Bisha Zone.

Massive sulphide mineralization has also been intersected in all holes drilled  at the south end of the Main Zone up to 200 metres south of the last intersection drilled in the previous drill program. No assay results have been received to date. Samples for assay are being prepared in the on-site laboratory and have been shipped to Vancouver for assay. Results should be available by mid to end of November.

Since the commencement of the third phase of diamond drilling on October 14, 2003, 19 holes have been drilled with 9 of these being drilled into the NW Zone area. Holes # B-54 to 57 and B-60, B-62, B-66, B-70 and B-73. Exploration holes B-54, 55, 57, and 62 targeted other geophysical anomalies in the immediate area but failed to intersect any significant mineralization. The initial discovery hole (B-56) tested a strong Pulse EM response that is coincident with a gravity anomaly.

Hole B-56:  The hole, collared at -45 degrees, intersected mineralization as follows:
57.8   to 118.3 meters Massive sulphides (supergene)
118.3 to 141.6 meters Massive sulphides (primary)
141.6 to 148.4 meters Semi-massive sulphides
148.4 to 155.2 meters Massive sulphides (primary)
155.2 to 162.7 meters Semi-massive sulphides
162.7 to 182.0 meters Stringer sulphides

The hole was stopped at 182 meters.

Hole B-60: B-60 was drilled on the same section, also collared at -45 degrees, intersected:
64.5   to 82.75 meters         Massive sulphides (supergene)
82.75 to 97.9   meters         Stringer sulphides
98.15 to 99.65 meters         Stringer sulphides

Initial interpretations indicate that hole B-56 cut through the axis of a syncline and that hole B-60 intersected only the western limb of the syncline 50 meters higher up than B-56.

Hole B-66: Hole B-66, drilled 100 meters further to the south, also collared at -45 degrees intersected:
88.0   to 107.0 meters Massive sulphides (supergene)
107.0 to 113.5 meters Stringer sulphides
113.5 to 118.0 meters Massive sulphides (supergene)
118.0 to 135.5 meters Massive sulphides (primary
135.5 to 136.0 meters        Dyke
136.0 to 203.5 meters Stringer sulphides

Hole B-70: B-70 was drilled 40 meters to the west of hole of B-66, also collared at -45 degrees, intersected:
7.7     to  14.2      meters         Gossan
14.2   to 21.0       meters         Saprolite
21.0   to 26.5       meters         Gossan
26.5   to 37.0       meters         Saprolite
37.0   to 42.0       meters         Gossan
42.0   to 55.0       meters         Soap (acidified rock)
55.0   to 95.85     meters         Massive sulphide (supergene)
95.85 to 96.65     meters         Soap (acidified rock)
96.65 to 143.85   meters         Stringer sulphides

Hole B-73:  B-73 was drilled 50 meters south of B-70, also collared at -45 degrees, intersected: 104.8   to 114.6    meters                         Stringer sulphides
114.6   to 131.55  meters         Massive sulphides (primary)
131.55 to 147.0    meters         Stringer sulphides

The second diamond drill has been working at the Main Zone drilling at the north end (3holes) and south end, testing the eastern limb of the eastern syncline.  At the south end of the eastern syncline 8 holes have been drilled to date on sections 50 meters apart. Massive sulphide mineralization has been intersected in all holes. The eastern syncline has now been extended up to 200 meters south of the last intersection reported from the last drill program. Drilling is now testing the western limb of the eastern syncline at the south end of the deposit and has intersected massive sulphides in all holes drilled in this area.

Extensive geophysical work in the form of Pulse EM and gravity surveys is being completed on a large grid located to the west of the Bisha deposit where the airborne EM survey has defined a number of targets. A horizontal loop – magnetometer crew will be arriving within the week to carry out additional geophysical work in other areas on the property. Ground proofing of outside target areas defined by the airborne EM survey is also being carried out. The objective of this work is to prioritize other target areas for subsequent drilling next year. Discussions are currently underway to mobilize a reverse circulation drill to the property for startup early in 2004.

Bill Nielsen, Vice –President of Exploration for Nevsun is a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Snowden Mining Industry Consultants will be visiting the property in the next few weeks in order to carry out an audit for a subsequent resource calculation based on drilling carried out until June 2003.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity,performance or achievements.

NEVSUN RESOURCES LTD.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com